Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

           Attention Business Editors:
           Mountain Province Diamonds Provides Gahcho Kue Diamond Project Update

           <<
           -   2007 Winter Drill Program Returns Exceptional Micro-diamond
               Results
           -   Tuzo Core Drilling Indicates Substantial Flaring and
               Continuity to Depth
           -   Kimberlite Volumes Increase Substantially
           -   2007 5034 North Lobe Bulk Sampling Program Concluded
           >>

           Shares Issued and Outstanding: 59,788,881
           TSX: MPV
           AMEX: MDM

           TORONTO and NEW YORK, Nov. 6 /CNW/ - Mountain Province Diamonds Inc (TSX:
MPV, AMEX: MDM) (the "Company") today announced the results of the 2007 core drilling program at the Gahcho Kue diamond project in Canada's Northwest
Territories. The primary purpose of the drill program, which was managed by project operator De Beers Canada Inc ("De Beers"), was to more fully define the volume, geology, dilution, density and grade of the Tuzo and 5034 East
Lobe kimberlite pipes and also to upgrade the Gahcho Kue resource.
           The Tuzo core drilling program consisted of 26 drill holes over 8,576 meters, broadly covering a 35 meter grid pattern over the Tuzo kimberlite pipe. Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths. Four of the six deep holes terminated in kimberlite confirming substantial flaring and continuity of the Tuzo kimberlite to depth. The 5034 East Lobe program comprised five core holes over
1,486 meters. The micro-diamond results from this program are contained in
Table 1 below.

           <<
           Table 1

           2007 Core Drilling Data
           -----------------------------------------------------------------
                                                               DIAMOND
                                                              COUNT
                                                           (greater
                                                  DIAMOND   than 75
                                                    COUNT   microns
                                 KIMBER-         (greater      less   GRADE
           KIMBER-        NUMBER    LITE             than      than (carats
           LITE    DRILL      OF  WEIGHT    TOTAL     500       500     per
           PIPE     HOLE SAMPLES    (kg)   CARATS microns)  microns)  tonne)
           -----------------------------------------------------------------
                    MPV-
           5034      07-
           East     294C      17  137.16  0.33396      44       822    2.43
           -----------------------------------------------------------------
                    MPV-
           5034      07-
           East     296C      22  177.39  0.93407      93     1,601    5.27
           -----------------------------------------------------------------
                    MPV-
           5034      07-
           East     298C      23  186.76  1.01638      78     1,514    5.44
           -----------------------------------------------------------------
                    MPV-
           5034      07-
           East     303C      23  170.52  1.18237     119     1,625    6.93
           -----------------------------------------------------------------
                    MPV-
           5034      07-
           East     305C      25  202.67  1.53402      97     2,079    7.57
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     278C      18  144.94  0.92679      61       646    6.39
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     279C      29  234.73  0.58303      63       873    2.48
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     280C      21  139.97  0.48471      36       546    3.46
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     281C      17  137.03  0.23868      29       328    1.74
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     282C      14  113.13  0.21885      25       465    1.93
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     283C       1    8.03  0.00312       0        25    0.38
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     284C      12   96.92  0.16921      15       302    1.75
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     285C      13  113.07  0.17032      21       284    1.51
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     286C       8   61.85  0.36773      19       281    5.95
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     287C       2   16.13  0.28579      17       158   17.72
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     288C      11   85.39  0.16157      17       333    1.89
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     290C       3   24.21  0.20846       8       138    8.61
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     291C      15  121.67  0.59719      38       507    4.91
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     292C      22  173.23  0.78993      48       725    4.56
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     293C       7   56.99  0.23490      15       248    4.12
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     295C      19  153.33  0.84881      43       653    5.54
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     297C      29  233.71  0.54876      57       801    2.35
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     299C      22  170.44  0.36047      36       456    2.11
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     300C      15  116.19  0.51684      28       440    4.49
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     301C      22  172.10  0.86286      63     1,000    5.01
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     302C      23  185.82  0.59459      30       517    3.20
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     304C       3   24.19  0.07188      12       237    2.97
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     306C      14  112.68  0.26088      27       418    2.32
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     307C       7   52.29  0.29787      23       260    5.70
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     308C       9   64.71  0.45329      32       631    7.00
           -----------------------------------------------------------------
                    MPV-
                     07-
           Tuzo     309C       8   58.05  0.40063      30       308    6.90
           -----------------------------------------------------------------
           -  Bottom sieve size 75 microns
           -  Diamond grades are included for illustrative purposes only
           -  Micro-diamond processing conducted at the Saskatchewan
              Research Council Geoanalytical Laboratory.

           Based on the results of the 2007 core drilling program, the project operator has provided the following kimberlite volume update for the Gahcho
Kue project:
           -----------------------------------------------------------------
                                 2005 Volume       2007 Volume
                                    Estimate          Estimate
                               ('000's cubic     ('000's cubic
           Kimberlite                 meters)           meters)  Difference
           -----------------------------------------------------------------
           5034     Indicated          3,301             3,183           -4%
           -----------------------------------------------------------------
                     Inferred          1,934             2,192          +13%
           -----------------------------------------------------------------
           Hearne   Indicated          2,262             2,262            -
           -----------------------------------------------------------------
                     Inferred            594               594            -
           -----------------------------------------------------------------
           Tuzo      Inferred          4,337             5,080          +17%
           -----------------------------------------------------------------
           -  Reported above 121 masl
           -  Excludes 5034 kimberlite south-west corridor
           >>

           The project operator is currently updating the resource models for the
Tuzo, 5034 and Hearne kimberlites. The results are expected to be released in early 2008.
           Commenting, Mountain Province President and CEO Patrick Evans said: "We are very pleased with the results of the 2007 core drilling campaign, particularly the exceptional diamond counts. We are also very pleased with the significant increase in the Gahcho Kue inferred resource. The potential for even further resource upside was established through the intersection in 2006 of newly discovered kimberlite between the 5034 South and West lobes and also between the 5034 South Lobe and Wallace anomaly."
           Mountain Province also announced that the 2007 large diameter core drilling at the 5034 North Lobe concluded at the end of October. This bulk sampling program was designed to extract approximately 60 tonnes of kimberlite for the recovery of approx. 100 carats of macro-diamonds. Five of the originally planned six large diameter core holes were completed. Despite the smaller than expected recovery of kimberlite, the project operator is nonetheless confident that sufficient diamonds will be recovered to support the upgrade of the 5034 North Lobe to the "indicated" mineral resource category.

           About the Gahcho Kue Diamond Project

           Located in Canada's Northwest Territories, Gahcho Kue is the largest new diamond deposit under development globally. The project is a joint venture between Mountain Province Diamonds (49%) and De Beers Canada (51%). De Beers
Canada is the project operator. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats)
and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development.

           Qualified Person

           This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

           Forward-Looking Statements

           This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

           %SEDAR: 00005311E          %CIK: 0001004530

           /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
           (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 14:17e 06-NOV-07